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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67466

67446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AccessAlpha Worldwide, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Davis Street
(No. and Street)

Evanston	IL	60201-5000
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R. LeClercq — 847-475-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

225 West Illinois Street	Chicago	Illinois	60654
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/13/15

OATH OR AFFIRMATION

I, Robert R. LeClercq, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AccessAlpha Worldwide, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Illinois
County of Lake
Subscribed & sworn before me this 26th day of Feb 2015

[Signature]
Signature

CEO
Title

[Signature] Rachele Wright
Notary Public

"OFFICIAL SEAL"
RACHELE WRIGHT
NOTARY PUBLIC, STATE OF ILLINOIS
Commission No. 126652
My Commission Expires 12/30/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 312-856-9100
Fax: 312-856-1379
www.bdo.com

225 W. Illinois St, Suite 300
Chicago, IL 60654

Report of Independent Registered Public Accounting Firm

To the Members
AccessAlpha Worldwide LLC
Evanston, Illinois

We have audited the accompanying statement of financial condition of AccessAlpha Worldwide LLC (the Company) as of December 31, 2014 and the related statements of loss, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our adverse opinion.

In our opinion, because of the significance of the matter described in the following paragraph, the financial statements referred to above do not present fairly, in all material respects, the financial position of AccessAlpha Worldwide LLC at December 31, 2014, and the results of its operations and its cash flows for the year then ended.

During 2013, the Company entered into a contract with a customer under which the Company earns an Introducing Fee of up to $1,900,000 for investments to be made in the customer over a four year period by certain qualifying investors. The Introducing Fee is payable to the Company in scheduled installments through 2018. The Company recorded the entire $1,900,000 revenue and receivable at the initiation of the contract. No related revenues were recognized in 2014. However, under accounting principles generally accepted in the United States of America, the earnings process for that revenue is not complete until the qualified investors fund their committed amounts to the customer. Because the Company currently is unable to determine the amount of funded commitments, management cannot reasonably estimate the amount of revenue that was over-recognized in 2013 or that should have been recognized in 2014 and

should have been deferred as of December 31, 2014 under this contract. While these amounts are currently undeterminable, had this contract been accounted for in accordance with generally accepted accounting principles, many elements in the accompanying financial statements would have been materially affected. See Note 5 for further information.

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Rule 17a-5(d)(2)(iii) (the "supplemental information") has been subjected to the audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 and the Statement Regarding Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

February 28, 2015

BDO

Tel: 312-856-9100
Fax: 312-856-1379
www.bdo.com

225 W. Illinois St, Suite 300
Chicago, IL 60654

Report of Independent Registered Public Accounting Firm

To the Members
AccessAlpha Worldwide LLC
Evanston, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) AccessAlpha Worldwide LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which AccessAlpha Worldwide LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) and (2) AccessAlpha Worldwide LLC stated that AccessAlpha Worldwide LLC met the identified exemption provisions throughout the most recent fiscal year without exception. AccessAlpha Worldwide LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AccessAlpha Worldwide LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

February 28, 2015

AccessAlpha
Worldwide LLC

February 25, 2015

BDO

Attn: Maggie O'Connor

225 W. Illinois Street, Suite 300

Chicago, IL 60654

To whom this may concern:

1. AccessAlpha Worldwide LLC is exempt from the requirements of SEC Rule 15c3-3 pursuant to paragraph 15c3-3(k),(2)(i)
2. AccessAlpha Worldwide LLC has met the exemption provisions throughout 2014 without exception.
3. AccessAlpha Worldwide LLC holds no securities or cash belonging to customers.

Please feel free to contact me if you have any additional questions.

Kind regards,

Robert R. LeClercq

CEO

630 Davis Street Suite 201 Evanston IL USA 60201 Tel 847.475.6000 Fax 847.475.4670 www.AccessAlpha.com

ACCESSALPHA WORLDWIDE LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

ACCESSALPHA WORLDWIDE LLC

TABLE OF CONTENTS

DECEMBER 31, 2014

ACCESSALPHA WORLDWIDE LLC

Statement of Financial Condition

December 31, 2014

ASSETS

ASSETS			
Cash		$	38,089
Accounts receivable, less $131,945 reserve			369,907
Prepaid expenses			16,806
Total current assets			424,802
Furniture and equipment, at cost, less accumulated depreciation of $61,322			8,673
Leasehold improvements, at cost, less accumulated amortization of $57,009			10,559
Goodwill, at cost, less accumulated amortization of $1,083			4,043
Organization cost, at cost, less accumulated amortization of $2,974			2,161
Accounts receivable - long-term			967,593
Security deposits			13,035
TOTAL ASSETS		$	1,430,866

LIABILITIES AND MEMBERS' EQUITY

Liabilities:			
Deferred rent - current	$ 4,361		
Deferred rent - non-current	2,181	$	6,542
Members' Equity:			1,424,324
TOTAL LIABILITIES AND MEMBERS' EQUITY		$	1,430,866

See accompanying notes.

ACCESSALPHA WORLDWIDE LLC

Statement of Loss

For the Year Ended December 31, 2014

REVENUES		
Commissions	$	3,198
Introductory fees		296,412
Total revenue		299,610
EXPENSES		
Partner compensation		225,549
Travel, net of reimbursement		72,360
Occupancy		59,670
Insurance and bonds		22,372
Wages - office		82,000
Other expenses		98,431
Reserve for uncollectible account	(	42,055)
Depreciation and amortization		15,648
		533,975
Loss before State Income Taxes	(	234,365)
Provision for State Income Taxes		-
NET LOSS	$	(234,365)

ACCESSALPHA WORLDWIDE LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2014

Balance - January 1, 2014	$ 1,658,689
Distributions	0
Net Loss	(234,365)
Balance - December 31, 2014	$ 1,424,324

ACCESSALPHA WORLDWIDE LLC

Statement of Cash Flows

For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		($ 234,365)
Adjustment to reconcile net loss to net cash provided by operating activities :		
Depreciation and amortization	15,648	
Reserve for uncollectible account	(42,055)	
Deferred rent	(4,362)	
(Increase) decrease in operating assets:		
Accounts receivable	272,222	
Prepaid expenses	9,202	
Total adjustments		250,655
Net cash provided by operating activities		16,290
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of office equipment		(5,250)
Net increase in cash		11,040
Cash and cash equivalents, beginning of year		27,049
Cash and cash equivalents, end of year		$ 38,089

See accompanying notes.

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 – ORGANIZATION and NATURE OF BUSINESS

AccessAlpha Worldwide LLC is a broker-dealer registered with the Securities and Exchange Commission and with the Financial Industry Regulatory Authority (FINRA). The Company was formed on July 20, 2006 as a Delaware limited liability company. The Company operates as a partnership.

The Company's revenue is derived from three major sources: Introductory Fees – compensation earned in exchange for making qualified introduction to prospective institutional investors; Project Fees – compensation earned pursuant to market research or development of marketing materials or presentation messages; and Commission Income.

The Company does not hold any securities or funds of its customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. The Company, in the normal course of business, maintains a checking account with a banking institution. Bank balances did not exceed Federal Deposit Insurance Corporation's insurance limits at December 31, 2014.

Securities

As a non-carrying, non-clearing dealer, the Company does not receive; hold customer funds or safe keep customer securities.

Revenue Recognition and Receivables

The Company records revenue when earned by the Company pursuant to the terms of agreements entered into with its customers. Some earned revenue such as Introductory Fees may be subject to certain uncontrolled future events and the Company maintains a reserve to reflect for the uncertainty.

Advertising

The Company does not advertise or incur any such expense during the year.

Fixed Assets

Fixed assets consist of furniture, equipment and leasehold improvements which are recorded at cost and depreciated over its useful lives using the straight-line method. The Company depreciates the furniture over a seven-year life; the equipment over a five-year life; and the leasehold improvements over an eight-year life. The Company assumes there is no salvage value for any of the assets.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Organization cost is recorded at cost and is amortized over a 15-year period.

Goodwill originated during 2007 when the Company purchased the interest of a partner. The cost of the goodwill had been amortized over a 15-year period through December 31, 2009. Pursuant to generally accepted accounting principles, each year, the Company reviews the recorded goodwill to determine whether the goodwill has been impaired and the carrying value will be adjusted.

Deferred Rent

On October 8, 2012, the Company re-negotiated its office lease which provided for three months abated rent (April 2013, May 2013, and June, 2013). The financial benefit of the abated rental cost is allocated over the thirty-nine month rental period (April 1, 2013 through June 30, 2016).

Basis of Accounting and Income Taxes

The Company prepares its financial statements using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America; while using the cash method of accounting for income tax purposes. Differences are generally applicable to accounts receivable, accrued expenses, accounts payable and depreciation/amortization expense (depreciation and amortization, for income tax purposes, are computed using IRS guidelines). The Company elected to report its income and expenses as a partnership. Accordingly, the Company does not incur any federal income tax for either book or tax purposes. The net income or net loss is reported by the Company's members pursuant to their specific ownership percentage. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income, as defined by Illinois income tax law, and the Company is responsible for the computed Illinois replacement tax, if any. Currently, Illinois does not allow for the carryback or carryforward of net operating losses.

The Company does not provide for a deferred income tax benefit or liability to account for the aforementioned reporting differences between book and tax since the deferral would be minor due to the applicability of only the 1.5 percent Illinois replacement tax.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740 Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Partner Compensation

The Company determines compensation to its partners based on an agreement among the partners.

Subsequent Events

Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are available to be issued. During January 2015, there were distributions to members in the amount of $15,000. The Company has evaluated subsequent events through February 28, 2015, which is the date the financial statements were available for issue.

NOTE 3 – CONCENTRATION OF RISK

Concentration of Business Risk – due to the size of the Company, AccessAlpha Worldwide LLC concentrates its business to a small number of customers. The terms and length of rendered service and relationship largely depends on the operational projects of the customer. During 2014, approximately 92% of the Company's revenue was derived from one customer. This customer accounts for 11% of the total accounts receivable balance as of December 31, 2014. Another customer accounts for 89% of the accounts receivable balance as of December 31, 2014. See Note 5.

Concentration of Credit Risk – Due to the nature of the Company's business, and because the Company does not hold funds of customers or clear investment transactions of its customers, the Company believes it does not have any credit risk.

NOTE 4 – FAIR VALUE DISCLOSURE

The Company has adopted FASB ASC topic 820, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. FASB ASC topic 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a

NOTE 4 – FAIR VALUE DISCLOSURE (continued)

principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
Level 1 - Inputs – quoted prices in active markets for identical assets or liabilities at the reporting date.
Level 2 – Inputs – other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs – unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimations.

At December 31, 2014, the Company's assets and liabilities fall into Level 1 and require no adjustments to arrive at fair value. The Company held no Level 2 or Level 3 assets or liabilities.

NOTE 5 – ACCOUNTS RECEIVABLE AND RESERVE

During 2013, the Company earned a $1,900,000 Introducing Fee from a customer payable over a period of 12 quarters (later extended to a total of 20 quarters). The balance of the receivable prior to any reserve is $1,319,445 as of December 31, 2014 with $351,852 reported as a current asset and $967,593 as a long-term asset.

The collection of the entire Introducing Fee is payable upon two qualified investors not defaulting on funding their committed amounts over a defined four-year period and the customer fulfilling its anticipated projects over the same period. Notwithstanding the Company believes the anticipated projects will be fully funded and completed, the Company acknowledges uncertainties may take place during the four-year time period which could result in the Company not collecting the entire earned Introducing Fee. Management estimates the likelihood of not collecting its Fee to be ten percent and has established a reserve for this possibility. As of December 31, 2014 no default has occurred.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 (the "Act") uniform net capital rule, which requires the maintenance of minimum $5,000 net capital (as defined) and requires that the ratio of aggregated indebtedness to net capital not to exceed 15 to 1. At December 31, 2014, the Company had net capital of $38,089 of which $33,089 was in excess of its required net capital. At December 31, 2014, the Company's aggregate indebtedness to net capital ratio was 0 to 1.

The minimum capital requirements may effectively restrict the withdrawal of members' equity.

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Office Lease –

On October 8, 2012, the Company entered into an agreement to extend its office lease (was to expire on March 31, 2013) for 39 months commencing on April 1, 2013 and ending on June 30, 2016. The agreement calls for monthly base rent (increased each April first) in addition to a proportionate share of the increase in real estate tax and operating expenses over the base year 2013. The first three months base rent is to be abated. The Company has placed a $ 5,075 security deposit.

Approximate future annual minimum office lease payments are as follows:

2015	$ 58,538
2016	29,662

On March 1, 2014, the Company entered into a sublease agreement for 28 months. The agreement calls for the Company to receive monthly payments of $850. The lease has an option whereby the term can be reduced or extended by mutual agreement with 3 months notice. The related income is net with occupancy costs on the Statement of Loss.

Vehicle Lease –

On January 27, 2012, the Company entered into a lease agreement for 54 months commencing on February 1, 2012 and ending on July 31, 2016. The agreement calls for monthly base payments of $1,278 in addition to applicable sales tax. The Company has placed a $ 2,500 security deposit. At the end of the lease, the Company is required to return the vehicle to the lessor; the lease does not provide for a purchase option. The lease is treated as an operating lease and payments are expensed as paid.

Approximate future annual minimum auto lease payments are as follows:

2015	$15,336
2016	8,946

On July 30, 2013, the Company entered into a license agreement with The United Center commencing September 1, 2013 and ending August 31, 2018. The base license fee is $ 17,250 per year. A $ 7,500 security deposit has been paid to United Center.

NOTE 8 – PROPERTY, EQUIPMENT, GOODWILL, AND ORGANIZATION COST

The Company capitalizes the cost of office furniture, office equipment and leasehold improvements. The assets are depreciated over their useful lives using the straight-line method (office furniture – 7 years; office equipment – 5 years; and leasehold improvements – 8 years). The Company believes the assets will have no salvage value at the end of the useful life.

Goodwill originated during 2007 when the Company purchased the interest of a partner. Prior to 2010, the cost was amortized over a 15-year period. Subsequent to 2009, the Company reviews the carrying value of the goodwill to determine any impairment.

Organization cost is amortized over a 15-year period, using the straight-line method. Expected amortization cost for each of the next 5 years is $ 342.

The following states the cost, accumulated depreciation and current depreciation expense of the property, equipment, goodwill, and organization cost as of December 31, 2014:

	Cost	Accum. At 12/31/13	Deprec/Amort 2014	Accum. At 12/31/14
Leaseholds	$ 67,568	$ 48,563	$ 8,446	$ 57,009
Furniture & Equipment	69,995	54,462	6,860	61,322
Goodwill	5,126	1,083	-	1,083
Organization Cost	5,135	2,632	342	2,974

NOTE 9 – INCOME TAXES

The Company reports its income and expenses using the accrual method of accounting for book and financial reporting; while using the cash method of accounting for income tax purposes. Differences are generally applicable to accounts receivable, accrued expenses, accounts payable and depreciation/amortization expense (depreciation and amortization, for income tax purposes, are computed using IRS guidelines). The Company elected to report its income and expenses as a partnership. Accordingly, the Company does not incur any federal income tax for either book or tax purposes. The net income or net loss is reported by the Company's partners pursuant to their specific ownership percentage. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income, as defined by Illinois income tax law and the Company is responsible for the computed Illinois replacement tax, if any. Currently, Illinois does not allow for the carryback or carryforward of net operating losses. The Company is no longer subject to U.S. Federal and state tax examinations by authorities for years before 2011.

The Company does not provide for a deferred income tax benefit or liability to account for the aforementioned reporting differences between book and tax since the deferral would be minor due to the applicability of only the 1.5 percent Illinois replacement tax.

It is the Company's policy not to accrue for the Illinois Replacement Tax in the current year but to expense the applicable amount when paid. In the past, the Company did not incur an Illinois Replacement Tax. The Company does not anticipate a tax liability for 2014.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company provides the use of a Company vehicle to one of the partners at a cost of $ 15,336 for the year ended December 31, 2014.

The Company remitted compensation of $ 225,549 to its partners during the year.

ACCESSALPHA WORLDWIDE LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
As of December 31, 2014

NET CAPITAL		
Total members' equity		$ 1,424,324
Additions		
Liabilities subordinated to claims of general creditors		-
Deferred rent related to nonallowable assets		6,542
Deductions		
Nonallowable assets		
Accounts receivable, net	1,337,500	
Prepaid expenses	16,806	
Property, furniture, equip. net	19,232	
Other assets	19,239	(1,392,777)
Net Capital		$ 38,089
AGGREGATED INDEBTEDNESS		
Total liabilities		$ 6,542
Less nonaggregate indebtedness liabilities		(6,542)
Aggregate Indebtedness		$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of total agggregate indebtedness or $5,000, whichever is greater)		$ 5,000
EXCESS NET CAPITAL		$ 33,089
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.00%
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0 to 1

ACCESSALPHA WORLDWIDE LLC

Statement pursuant to Rule 17a-5(d)(2)(iii)
As of December 31, 2014

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i) in that small broker-dealers are exempt as their activities require no reserve requirements and have no aggregate indebtedness.

The Company does not hold hold customer funds or safekeep customer securities.

ACCESSALPHA WORLDWIDE LLC

Reconciliation of Certified Net Capital to
Filed FOCUS REPORT
As of December 31, 2014

	Audit Statement	Filed FOCUS Report	Difference
Cash	S 38,089	$ 38,089	$ -
Accounts receivable	369,907	351,852	18,055
Prepaid expenses	16,806	10,362	6,444
Property, furniture, equipment - net	19,232	17,582	1,650
Accounts receivable - long-term	967,593	985,648	(18,055)
Other assets	19,239	24,071	(4,832)
	1,430,866	1,427,604	3,262
Deferred rent	6,542	6,542	0
	6,542	6,542	0
Members' Equity	1,424,324	1,421,062	3,262
	1,430,866	1,427,604	3,262
Total members' equity	1,424,324	1,421,062	3,262
Add: deferred rent related to nonallowable assets	6,542	6,542	0
Less: nonallowable assets	(1,392,777)	(1,389,515)	(3,262)
NET CAPITAL	38,089	38,089	0